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                                                                       EXHIBIT 3
                             ARTICLES OF AMENDMENT
                                       OF
                            SEATTLE FILMWORKS, INC.


          Pursuant to RCW 23B.10.060, the undersigned corporation adopts the following Articles of Amendment to its Restated Articles of Incorporation:

          FIRST: The name of the corporation is SEATTLE FILMWORKS, INC. (the "Corporation").

          SECOND: The Restated Articles of Incorporation are hereby amended by deleting Article IV, Section 1 in its entirety and replacing it with a new
Article IV, Section 1 to read as follows:

                                   ARTICLE IV

                    (1) Authorized Capital. The total number of shares which the Corporation is authorized to issue is one hundred three million two hundred fifty thousand (103,250,000), consisting of one hundred one million two hundred fifty thousand (101,250,000) shares of common stock, par value $.01, and two million (2,000,000) shares of preferred stock, par value $.01. Shares shall be issued at such prices as shall be determined by the Board of Directors. The common stock is subject to the rights and preferences of the preferred stock as hereinafter set forth.


          THIRD: This amendment does not provide for an exchange, reclassification or cancellation of issued shares.

          FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on February 12, 1997 without shareholder action. Pursuant to RCW 23B.10.020(4), shareholder action with regard to this amendment of the Restated Articles of Incorporation of the Corporation is not required.


                              SEATTLE FILMWORKS, INC.



                              By:/s/ Gary R. Christophersen
Date: February 13, 1997       Gary R. Christophersen, President